April 12, 2012
QMM: NYSE AMEX
QTA: TSX VENTURE
NR-7-12

QUATERRA CLOSES C$2.48 MILLION FINANCING WITH GOLDCORP

VANCOUVER, B.C. —Quaterra Resources Inc. today announced that the NYSE Amex and TSX Venture exchanges have approved the purchase of 4,000,000 common shares of the Company at a price of C$0.62 per share by Goldcorp Inc., raising a total of C$2.48 million.

The transaction, which forms part of an Amended and Restated Investment Agreement (ARIFA) between Quaterra and Goldcorp, closed today. The agreement is an amendment and restatement of the Investment Framework Agreement (IFA) between the two companies dated January 29, 2010, the terms of which were outlined in a news release on February 10, 2010.

The shares issued to Goldcorp today have a hold period that expires in four months and a day. Goldcorp now holds approximately 6.75% of Quaterra’s outstanding shares. The funds will be used to explore properties in central Mexico that fall under Quaterra’s agreement with Goldcorp.

On behalf of the Board of Directors,
“Scott Hean”
Scot Hean, Chief Financial Officer, Quaterra Resources Inc.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources. Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Lauren Stope at 604-641-2746 or email: info@quaterra.com

The TSX Venture Exchange and the NYSE Amex have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.